UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                          to                          .
Commission file number 001-18298

A.	(Full title of the plan and address of the plan, if different from that of the issuer named below):
Kemper Corporation 401(k) Retirement Plan
(formerly known as “Kemper Corporation 401(k) and Retirement Plan)

B.	(Name of issuer of securities held pursuant to the plan and the address of its principal executive office):
Kemper Corporation
200 East Randolph Street, Suite 3300
Chicago, IL 60601

Required Information
Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2018 consists of the audited financial statements of the Kemper Corporation 401(k) Retirement Plan (the “Plan”) for the year ended December 31, 2018 and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III required by Article 6A of Regulation S-X are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of
Kemper Corporation 401(k) Retirement Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Kemper Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on the Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Chicago, Illinois
June 21, 2019
We have served as the auditor of the Plan since 2001.

Kemper Corporation 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
As of December 31, 2018 and 2017
(Dollars in Thousands)

	2018	2017
Assets:
Participant-directed Investments at Fair Value (See Note 3)	$384,758	$420,462
Notes Receivable from Participants	8,338	8,102
Employer Contributions Receivable	5,751	5,785
Participant Contributions Receivable	91	83
Receivable from Infinity 401(k) Retirement Plan Merger (See Note 1)	155,133	—
Net Assets Available for Benefits	$554,071	$434,432
The Notes to the Financial Statements are an integral part of these financial statements.

Kemper Corporation 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2018
(Dollars in Thousands)

Additions to Net Assets Attributed to:
Employer Contributions, Net of Forfeitures of $382	$11,960
Participant Contributions	19,018
Rollover Contributions	2,271
Total Contributions	33,249
Dividends from Mutual Fund Shares	3,875
Interest from Notes Receivable from Participants	408
Dividends from Common Stock	204
Plan Merger (See Note 1)	155,133
Total Additions to Net Assets	192,869
Deductions From Net Assets Attributed to:
Net Depreciation of Investments	24,561
Benefits Provided to Participants	48,373
Investment Expenses	296
Total Deductions from Net Assets	73,230
Increase in Net Assets Available for Benefits	119,639
Net Assets Available for Benefits, Beginning of the Year	434,432
Net Assets Available for Benefits, End of the Year	$554,071
The Notes to the Financial Statements are an integral part of these financial statements.

Kemper Corporation 401(k) Retirement Plan
Notes to the Financial Statements

Note 1 – Plan Description
The following summary description of the Kemper Corporation 401(k) Retirement Plan (the “Plan”), formerly known as the Kemper Corporation 401(k) and Retirement Plan, is for general information only. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.
The Plan is a defined contribution plan that is available to employees of Kemper Corporation (“Kemper” or the “Company”) and its subsidiaries that have adopted the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and consisted of both a 401(k) feature and a defined contribution feature. Effective January 1, 2019, the Plan was amended to, among other things, automatically enroll eligible employees in the Plan, change the matching contributions under the 401(k) feature of the Plan and eliminate the defined contribution feature of the Plan. See “Amendment of Plan” below.
Under the 401(k) feature of the Plan, employees are generally eligible to make pre-tax contributions to the Plan beginning on the first day of the month following the employee’s first full month of employment. Subject to Internal Revenue Code (the “Code”) limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Employees are also permitted to make rollover contributions from tax-qualified plans. Participant contributions, including rollover contributions, and earnings thereon are 100% vested. For the year ended December 31, 2018, Kemper provided a matching contribution of 50% of the first 6% of compensation contributed each pay period by the participant. Employees are eligible for the employer matching contributions on the same date they become eligible to make pre-tax contributions to the Plan. Participants were 100% vested in employer matching contributions after three years of employment. The Plan provides for 100% vesting of employer matching contributions in the event of a change of control as defined in the Plan or upon attainment of normal retirement age, death, or disability.
Under the defined contribution feature of the Plan, employees generally became eligible to receive employer retirement contributions in the Plan if they were over the age of 21 years, on the first day of the quarter following the employee’s first full year of employment. Employees were required to satisfy the Plan’s eligibility criteria and remain employed on the last day of the Plan Year to receive a contribution. Subject to Code limitations, employer retirement contributions are deposited to participant accounts annually. Contribution rates were calculated based upon years of service with the Company and eligible compensation. Participants were 100% vested in employer retirement contributions after three years of employment. The Plan provides for 100% vesting of employer retirement contributions in the event of a change of control as defined in the Plan or upon attainment of normal retirement age, death, or disability.
Amendment of Plan
Effective January 1, 2019, generally all newly eligible employees as well as all currently eligible, non-participating employees will be automatically enrolled in pre-tax contributions to the Plan at 6% of their compensation, subject to a provision permitting such employees to opt out, on (i) the first day of the month following the employee’s first full month of employment in the case of newly eligible employees, or (ii) January 1, 2019 in the case of currently eligible, non-participating employees. Additionally, pursuant to the safe harbor matching provisions under Section 401(k)(12) of the Code, Kemper will provide a safe harbor matching contribution of 100% of the first 4% of compensation contributed and 50% of the next 2% of compensation contributed each pay period by the participant (“Safe Harbor Matching Contributions”). Participants are immediately 100% vested in Safe Harbor Matching Contributions. Also, for plan years beginning on or after January 1, 2019, the defined contribution feature described in the preceding paragraph was eliminated.
Merger of Infinity 401(k) Retirement Plan into Plan
On July 2, 2018, Kemper acquired Infinity Property and Casualty Corporation (“Infinity”). Infinity sponsored, and its employees participated in, the Infinity 401(k) Retirement Plan (the “Infinity Plan”). The Infinity Plan was merged into the Plan, effective December 31, 2018. In January 2019, the receivable related to the Infinity 401(k) Retirement Plan merger was settled, primarily in cash, at its stated value at December 31, 2018.
Participant Accounts
An individual account is maintained by the Plan’s record keeper for each participant and updated with contributions, actual investment income or loss and withdrawals. Under the 401(k) feature of the Plan, each participant may suspend, resume, or change his or her rate of contribution at any time. If certain criteria are met, participants may withdraw all or a portion of their vested account balances, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator, Kemper. Wells Fargo Bank, N.A. serves as the Plan’s record keeper and trustee.

Kemper Corporation 401(k) Retirement Plan
Notes to the Financial Statements

Note 1 – Plan Description (continued)
Forfeited nonvested accounts are used to reduce employer contributions. Forfeited nonvested accounts were $79 thousand and $50 thousand at December 31, 2018 and 2017, respectively. During 2018, employer contributions were reduced by $382 thousand from forfeited nonvested accounts.
Although the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.
Note 2 – Basis of Presentation and Summary of Significant Accounting Policies and Changes
The financial statements of the Plan included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that the values of investment securities will change in the near term and that such changes could materially affect the future value of participants’ account balances and such future values could be materially different from the amounts reported in the financial statements.
Significant Accounting Policies
Participant-directed Investments are reported at fair value and include collective trusts and mutual fund shares. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants on the measurement date. Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the respective dates presented in the Statements of Net Assets Available for Benefits. The Plan uses net asset value of the shares held in common collective trusts as a practical expedient for determining fair value. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Participants are generally able to change investment options on a daily basis without restrictions.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation, or net depreciation as the case may be, includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Loans to participants are included in Notes Receivable from Participants and are stated at unpaid principal balances plus accrued, but unpaid interest.
Loan administration fees are charged directly to the applicable participant’s account and are included in investment expenses. Management fees and operating expenses charged to the Plan for investments in certain mutual funds are deducted from income earned and are not separately identified. Consequently, these management fees and operating expenses are recognized as reductions of investment returns for such investments. All other administrative expenses of the Plan are paid by the Plan Administrator.
Benefits provided to participants are recorded when paid. Account balances of participants who have elected to withdraw from the Plan, but have not yet been paid, were $25 thousand and $111 thousand at December 31, 2018 and 2017, respectively.

Kemper Corporation 401(k) Retirement Plan
Notes to the Financial Statements (continued)

Note 3 – Fair Value Measurements
The Plan uses a hierarchical framework which prioritizes and ranks the market observability of inputs used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
The Plan classifies the inputs used to measure fair value into one of three levels as follows:
•Level 1 – Quoted prices in an active market for identical assets or liabilities;
•Level 2 – Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and
•Level 3 – Unobservable inputs for the asset or liability being measured.
Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Plan’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level of input that is significant to the entire measurement. Such determination requires significant management judgment. In accordance with GAAP, the Plan is not permitted to use management judgment to adjust quoted market prices in an active market.
Collective Trusts are valued at the net asset values of units of the respective collective trusts. The net asset values, as provided by the respective trustees, are used as a practical expedient to estimate fair values. The net asset values are based on the fair values of the underlying investments held by the respective funds less their respective liabilities. All investments valued using net asset value allow for daily redemption, do not have any redemption restrictions or notice requirements, and do not have any unfunded commitments. Mutual Fund Shares are valued at the daily closing prices as reported by the respective mutual funds. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The Kemper Employee Stock Ownership Plan (“ESOP”) Fund is valued using the closing price of Kemper common stock reported on the New York Stock Exchange.
Investments that are measured at fair value using the net asset value practical expedient are not required to be classified using the fair value hierarchy, but are presented in the following two tables to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits. The valuation of assets measured at fair value at December 31, 2018 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Measured at Net Asset Value	Total Fair Value
Collective Trusts	$—	$—	$—	$136,673	$136,673
Mutual Fund Shares	234,315	—	—	—	234,315
Kemper ESOP Fund	13,770	—	—	—	13,770
Total Investments at Fair Value	$248,085	$—	$—	$136,673	$384,758
The valuation of assets measured at fair value at December 31, 2017 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Measured at Net Asset Value	Total Fair Value
Collective Trusts	$—	$—	$—	$147,745	$147,745
Mutual Fund Shares	256,446	—	—	—	256,446
Kemper ESOP Fund	16,271	—	—	—	16,271
Total Investments at Fair Value	$272,717	$—	$—	$147,745	$420,462
The Plan’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers between levels in either 2018 or 2017.

Kemper Corporation 401(k) Retirement Plan
Notes to the Financial Statements (continued)

Note 4 – Federal Income Tax Status
The Plan is exempt from income taxes under Section 401(a) of the Code. The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 25, 2013 that the Kemper Corporation 401(k) Savings Plan and related trust were designed in accordance with the applicable regulations of the Code. Since the receipt of such letter, the Kemper Corporation 401(k) Savings Plan was amended and restated, effective September 22, 2016, to include (i) the merger with the Kemper Corporation Defined Contribution Retirement Plan and (ii) rename the Kemper 401(k) Savings Plan as the Kemper Corporation 401(k) and Retirement Plan. On December 31, 2018, the Infinity 401(k) Retirement Plan was merged into the Kemper Corporation 401(k) and Retirement Plan, which in turn was renamed the Kemper Corporation 401(k) Retirement Plan (see Note 1). The Company believes that the Plan, as amended and restated, is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be exempt from income taxes. Accordingly, no provisions for income taxes or uncertain tax positions have been included in the accompanying financial statements.
The statute of limitations for examination of the Plan by the IRS is closed for all tax years 2014 and prior. The Plan is subject to examination for the 2015 through 2018 tax years.
Under Federal income tax statutes, regulations, and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant’s taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993, certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant’s account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Code.
Taxable distributions from the Plan generally are subject to a 20 percent Federal income tax withholding unless directly rolled over into another eligible employer plan or Individual Retirement Account. Distributions of shares of Kemper common stock generally are not subject to the 20 percent withholding, and special tax rules may apply to the calculation of “net unrealized appreciation” on such stock.
If the Code and the Plan’s requirements concerning loans to participants are satisfied, the amounts loaned to participants will not be treated as taxable distributions. If, however, the loan requirements are not satisfied and a default occurs, the loans will be treated as distributions from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest payments made by the participant on their loans are generally not tax deductible.
Note 5 – Exempt Party-in-interest Transactions
Participants are permitted to invest in certain investment funds sponsored by the Wells Fargo Bank, N.A. group of companies. As described in Note 1, participants are also permitted to borrow from their respective participant account via an execution of a note subject to Plan provisions.
At December 31, 2018 and 2017, the Kemper ESOP Fund held 198,264 shares and 225,655 shares of Kemper common stock, respectively, at aggregate fair values of $13,161 thousand and $15,548 thousand, respectively. In addition to its investment in Kemper common stock, the Kemper ESOP Fund had investments of $609 thousand and $723 thousand in a short-term investment fund at December 31, 2018 and 2017, respectively. These funds are used to provide liquidity for the Kemper ESOP Fund and are not investment options for participants. The Plan recorded dividends of $204 thousand from participants’ investments in the Kemper ESOP Fund for the year ended December 31, 2018. Effective November 12, 2015, except for the reinvestment of dividends on Kemper common stock, the Kemper ESOP Fund no longer accepts new contributions or investments. Existing account balances may remain in the Kemper ESOP Fund.

Kemper Corporation 401(k) Retirement Plan
Notes to the Financial Statements (continued)

Note 6 – Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of Net Assets Available for Benefits per the Financial Statements to Net Assets per the Form 5500 at December 31, 2018 and 2017.

(Dollars in Thousands)	Dec 31, 2018	Dec 31, 2017
Net Assets Available for Benefits per the Financial Statements	$554,071	$434,432
Minus Liability for Unpaid Benefits per the Form 5500	(25)	(111)
Net Assets per the Form 5500	$554,046	$434,321
The following is a reconciliation of Increase in Net Assets Available for Benefits per the Financial Statements to Net Loss per the Form 5500 for the year ended December 31, 2018.

(Dollars in Thousands)	Dec 31, 2018
Increase in Net Assets Available for Benefits per the Financial Statements	$119,639
Plus:
Change in Liability for Unpaid Benefits per the Form 5500	86
Minus:
Transfers of Assets to Plan per the Form 5500	(155,133)
Total Net Loss per the Form 5500	$(35,408)

Kemper Corporation 401(k) Retirement Plan
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2018
(Dollars in Thousands)
EIN #: 95-4255452
PLAN #: 003

Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
*	Wells Fargo Stable Return Fund (I)	Collective Trust	$61,069
*	Wells Fargo/Blackrock S&P 500 Index Fund CIT (N)	Collective Trust	54,163
	Vanguard Target Retirement 2030 Fund	Mutual Fund Shares	44,524
	JP Morgan Large Cap Growth Fund (R6)	Mutual Fund Shares	29,769
	Vanguard Target Retirement 2020 Fund	Mutual Fund Shares	29,011
	Vanguard Target Retirement 2040 Fund	Mutual Fund Shares	28,658
	Metropolitan West Total Return Bond Fund (Plan)	Mutual Fund Shares	19,988
	Janus Henderson Small Cap Value (N)	Mutual Fund Shares	15,061
	John Hancock Disciplined Value Mid Cap Fund (R6)	Mutual Fund Shares	14,581
	Delaware Emerging Markets Fund (I)	Mutual Fund Shares	13,918
*	Kemper ESOP Fund	Common Stock	13,770
*	Wells Fargo/MFS Value Fund CIT (N)	Collective Trust	10,975
	Prudential Jennison Mid Cap Growth Fund (Q)	Mutual Fund Shares	10,514
	Vanguard Target Retirement 2050 Fund	Mutual Fund Shares	10,168
	Vanguard Target Retirement Income Fund	Mutual Fund Shares	8,723
	Baron Small Cap Fund (I)	Mutual Fund Shares	8,264
*	WF/Blackrock International Equity Index CIT (N)	Collective Trust	5,867
*	WF/Blackrock S&P Midcap Index CIT (N)	Collective Trust	2,384
*	WF/Blackrock Russell 2000 Index CIT (N)	Collective Trust	2,215
	Vanguard Target Retirement 2060 Fund	Mutual Fund Shares	1,136
	Total Investments Reported in the Financial Statements		384,758
*	Notes Receivable from Participants**	Participant Loans (Maturing 2019 - 2024 at Interest Rates of 4.25% - 6.25%)	8,338
	Total Investments Reported in the 5500		$393,096

*	This party is known to be a party-in-interest to the Plan.
**	Net of $74 in deemed loan distributions.
Cost information is not required for participant-directed investments and therefore is not included.

See Accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

23.1	Consent of Deloitte & Touche LLP

Pursuant to the requirements of the Securities Exchange Act of 1934, Kemper Corporation, as plan administrator of the Kemper Corporation 401(k) Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMPER CORPORATION 401(k) RETIREMENT PLAN

By:	Kemper Corporation

/s/ Richard Roeske
Richard Roeske
Vice President

June 21, 2019